Exhibit 10.28

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made as of July 1, 2010 between NEWPAGE CORPORATION (“Company”) and BARRY R. NELSON (“Executive”). The Company and Executive agree as follows:

1. Employment and Acceptance. The Company will employ Executive, and Executive accepts employment with the Company, subject to the terms of this Agreement, effective as of July 1, 2010 (the “Effective Date”).

2. Term. This term of this Agreement (“Term”) and the employment relationship established by this Agreement will continue from the Effective Date until the date terminated by either party pursuant to Section 5 (“Termination Date”).

3. Duties and Title.

3.1 Title. The Company will employ Executive to render exclusive and full-time services to the Company and certain of its subsidiaries and affiliates. Executive will serve in the capacity of Senior Vice President, Sales of the Company. Executive may also serve during the Term in executive positions for one or more of the Company’s subsidiaries and affiliates for no additional consideration.

3.2 Duties. Executive will report to the Chief Executive Officer of the Company (“CEO”) and will have the authority and responsibilities and will perform those executive duties that are customarily performed by the senior vice president, sales of businesses similar to those of the Company, in each case as assigned to Executive by the CEO or the board of directors of the Company (“Board”). Executive. Executive will devote all his full working-time and attention to the performance of those duties and to the promotion of the business and interests of the Company and its subsidiaries and affiliates using his best, good faith efforts. This Section 3.2 will not prevent Executive from acting as an advisor to or a member of the board of directors of any civic or charitable organization, so long as those actions do not violate Section 7 or interfere with Executive’s performance of his duties under this Agreement.

3.3 Location. The principal place of Executive’s employment will be at the Company’s headquarters in the Miamisburg, Ohio area.

4. Compensation by the Company. Subject to Section 8.10, the Company will pay to Executive the amounts and provide to Executive the benefits described in this Section 4.

4.1 Base Salary. As compensation for all services rendered pursuant to this Agreement, the Company will pay to Executive, an annual base salary of $325,000, payable in accordance with the payroll practices of the Company (“Base Salary”). During the Term, the CEO and the Compensation Committee of the Board (“Compensation Committee”) will periodically conduct a review of Executive’s Base Salary and, in the Compensation Committee’s sole discretion, may increase Executive’s Base Salary based on Executive’s performance, the financial condition of the Company, prevailing industry salary levels, or other factors deemed relevant. Once increased, Base Salary may not be decreased. For the purposes of this Agreement, Base Salary means Executive’s base salary as increased pursuant to this Section 4.1.

4.2 Annual Bonus. For performance periods during the Term, Executive will be entitled to participate in the NewPage Corporation Annual Performance Excellence Plan or other similar bonus plan (“Annual Incentive Plan”) and the NewPage Corporation Profit Sharing Plan or other similar profit sharing plan (“Profit Sharing Plan”), in each case as approved by the Compensation Committee. Executive’s target bonus will be 65% of Base Salary, of which 58% currently will apply to and be paid under the Annual Incentive Plan (with the actual award percentage to be determined annually by the Compensation Committee in its sole discretion) and 7% currently will apply to and be paid under the Profit Sharing Plan for achieving targets set annually by the Compensation Committee in connection with those plans. Each annual bonus under the Incentive Plan and the Profit Sharing Plan (collectively, an “Annual Bonus”) will be paid on or before March 15th of the year following the tax year in which the relevant services required for payment have been performed. There will be no cap on the amount of any Annual Bonus.

4.3 Financial Planning. During the Term, Executive will be eligible to receive at his option financial planning assistance from the Company’s designated provider if and for so long as similar assistance is made available to other executives of the Company, under terms and conditions established from time to time by the Company.

4.4 Participation in Employee Benefit Plans. Executive will be entitled during the Term to participate in the benefit plans of the Company that may be available to other senior executives of the Company, on the same terms as those other executives. The Company may at any time amend, modify, suspend or terminate any employee benefit plan, program or arrangement for any reason in its sole discretion.

4.5 Vacation. Executive will be entitled to five weeks of paid vacation during each calendar year during the Term. Vacation days will be prorated for any partial year based on the number of days elapsed in that year. Executive is not entitled to payment for unused vacation days upon the termination of his employment except as set forth in Section 5. The accrual and carry-over of any remaining vacation days will be in accordance with Company policy from time to time in effect.

4.6 Expense Reimbursement. During the Term, Executive will be entitled to receive reimbursement for all appropriate business expenses incurred by him in connection with his duties under this Agreement in accordance with the policies of the Company as in effect from time to time.

5. Termination of Employment.

5.1 Definitions.

(a) “Cause” means (i) commission of a felony by Executive, (ii) acts of dishonesty by Executive resulting or intending to result in personal gain or enrichment at the expense of the Company or its subsidiaries or affiliates, (iii) Executive’s material breach of any provision of any policy of the Company, Holding or Group, (iv) Executive’s failure to follow the lawful written directions of the CEO or the Board, (v) conduct by Executive in connection with his duties that is willful and fraudulent, or (vi) conduct by Executive in connection with his duties that is unlawful and materially injurious to the Company or its subsidiaries or affiliates. If the Board determines, in its sole discretion, that the events or circumstances giving rise to the

Cause are curable, the Company will so notify Executive and those events or circumstances will not be deemed to constitute Cause if Executive effects a cure satisfactory to the Board within 10 business days after the Company’s notice is received.

(b) “Disability” means a determination by the Company in accordance with applicable law based on information provided by a physician selected by the Company or its insurers and reasonably acceptable to Executive that, as a result of a physical or mental injury or illness, Executive has been unable to perform the essential functions of his job with or without reasonable accommodation for a period of at least 90 consecutive days or for a period of at least 180 days in any one-year period.

(c) “Good Reason” means, without the consent of Executive, (i) the assignment to Executive of any duties inconsistent in any material adverse respect with Executive’s position (including any reduction in offices, titles and reporting requirements), authority, duties or responsibilities immediately following the Effective Date, or any other action by the Company or Holding or Group that results in a material diminution in his position, authority, duties or responsibilities, (ii) a reduction by the Company or Holding or Group in Executive’s Base Salary or in the percentage of Base Salary on which Executive’s Annual Bonus is based, (iii) the Company requiring Executive to be based in any office or location outside of 50 miles from Executive’s principal place of employment, which will be Dayton and Miami Township, Ohio, (iv) a material reduction in the aggregate benefits provided to Executive, except for any across-the-board reductions affecting all similarly situated employees on substantially the same proportional basis, or (v) any failure by the Company to obtain the express written assumption of the Company’s obligations to Executive as described in this Agreement by any successor or assign of the Company. Good Reason will exist only if (1) Executive gives notice to the Company describing the basis for the claim of Good Reason, and (2) the Company fails to cure if the matters described in Executive’s notice (if they are curable) within 15 business days after the notice is given, or if they are curable but cannot reasonably be cured within 15 business days despite reasonable good faith efforts by the Company as a result of events or circumstances beyond the Company’s control, then the 15-business day cure period will been deemed to start on the date that the Company can reasonably begin to effect its cure.

(d) “Severance Bonus Amount” means with respect to a Termination Date that occurs (i) prior to June 1 of a calendar year, the Annual Bonus paid to Executive for the calendar year prior to the calendar year in which the Termination Date occurs, or (ii) on or after June 1 of a calendar year, the Annual Bonus that would have been payable to Executive for the calendar year in which the Termination Date occurs (determined as of the end of that calendar year and payable if and when the Company pays annual bonuses to similarly situated employees).

5.2 Termination for Cause or Without Good Reason. If during the Term the Company terminates Executive’s employment for Cause or Executive terminates his employment without Good Reason, Executive will be entitled to receive the following payments and benefits and will not be eligible to receive any payments or benefits under any Company severance or other similar plan or program:

(1)	any unpaid Base Salary and any accrued but unused vacation pay through the Termination Date; and

(2)	accrued benefits pursuant to the Company’s benefit plans and programs.

Subject to Section 8.10, the Company will pay the amounts described in (1) above in a lump sum within 10 business days after the Termination Date (unless an earlier date is required by law).

5.3 Termination Without Cause or for Good Reason.

(a) Subject to and contingent upon Executive’s compliance with this Section 5 and Sections 6 and 7, if during the Term the Company terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason, Executive will be entitled to receive the following payments and benefits in lieu of any payments or benefits to which Executive would otherwise be entitled under any Company severance or other similar plan or program:

(1)	any unpaid Base Salary and any accrued but unused vacation pay through the Termination Date;

(2)	a pro rata bonus for the calendar year in which the Termination Date occurs, calculated by multiplying the Severance Bonus Amount by a fraction, the numerator of which is the number of days in the current calendar year through the Termination Date and the denominator of which is 365, payable at the time that bonuses are paid to similarly situated employees;

(3)	an amount equal to two times Base Salary;

(4)	continued receipt of medical, dental, vision, basic life, and employee assistance coverage for 24 months after the Termination Date, subject to payment by Executive of the employee cost of those benefits as paid by active employees, but if while receiving benefits under this Section 5.3(a)(4) Executive becomes employed by another employer who provides one or more similar benefits, Executive will so notify the Company and the benefits under the Company’s plan will automatically become secondary to those provided under the new plan;

(5)	outplacement services substantially similar to those provided pursuant to the terms of the Company’s severance plan; and

(6)	accrued benefits pursuant to the Company’s benefit plans and programs.

Notwithstanding anything to the contrary in this Agreement, the Company will have no obligation to pay any amounts or provide any benefits described in this Section 5.3(a) if Executive breaches any of his obligations under Section 6 or 7.

(b) Subject to Section 8.10, the Company will pay the amounts described in Section 5.3(a)(1) within 10 business days after the Termination Date (unless an earlier date is required by law).

(c) Subject to Section 8.10, the Company will pay the amounts described in Sections 5.3(a)(2) and 5.3(a)(3) and provide the benefits described in Sections 5.3(a)(4) and 5.3(a)(5) only after Executive executes and delivers a general release in the form attached as Exhibit A (or another form that is acceptable to the Company in its sole discretion) (“Release”) that becomes irrevocable according to its terms, within the time periods described below. Within 45 days after the Termination Date (the “Delivery Deadline”), Executive must deliver to the Company either an executed Release or a notice stating that Executive has a good faith, bona fide dispute regarding his employment or the termination of his employment with the Company (“Dispute Notice”). If Executive delivers an executed Release by the Delivery Deadline and does not subsequently revoke it, the Company will (i) pay the amount described in Section 5.3(a)(2) in a lump sum at the time that bonuses are paid to similarly situated employees (on or before March 15 of the year following the year in which the relevant services required for payment have been performed), and (ii) pay the amount described in Section 5.3(a)(3) in a lump sum on the first business day that is 60 days after the Termination Date (except that, as permitted by Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated under that section (the “Code”), the Company may, in its sole discretion, make the lump sum payment at the end of the calendar month that in which the 30th day after the Termination Date occurs. If Executive delivers a Dispute Notice by the Delivery Deadline, the Company will, as permitted by Section 409A of the Code, pay the amounts described in Sections 5.3(a)(2) and 5.3(a)(3) in a lump sum within 30 days after the date that the dispute is resolved and an executed Release is delivered and becomes irrevocable in accordance with its terms (the “Resolution Date”), but in no event later than the calendar year in which the Resolution Date occurs (except that payment of the amount described in Section 5.3(a)(2) will be made no sooner than the time that bonuses are paid to similarly situated employees). Executive will be deemed to have waived the amounts described in Sections 5.3(a)(2) and 5.3(a)(3) and the benefits described in Sections 5.3(a)(4) and .53(a)(5), and the Company will have no further obligation to pay those amounts or provide those benefits (except as and to the extent required by law), if (1) Executive fails to deliver either an executed Release or a Dispute Notice by the Delivery Deadline, or (2) having so delivered an executed Release, Executive revokes the Release and does not deliver a Dispute Notice by the Delivery Deadline, or (3) having so delivered a Dispute Notice, the dispute is not resolved, or (4) having so delivered a Dispute Notice, the dispute is resolved and Executive fails to deliver an executed Release or revokes the Release once delivered, or (5) having so delivered a Dispute Notice, the dispute is resolved in a manner that terminates any further obligations under Sections 5.3(a)(2) through 5.3(a)(5).

5.4 Termination Due to Death or Disability. If during the Term Executive dies or the Company terminates Executive’s employment on account of Executive’s Disability, Executive or Executive’s legal representatives (as appropriate) will be entitled to receive the following payments and benefits in lieu of any payments or benefits to which Executive would otherwise be entitled under any Company severance or other similar plan or program:

(1)	any unpaid Base Salary and any accrued but unused vacation pay through the Termination Date;

(2)	a pro rata bonus for the calendar year in which the Termination Date occurs, calculated by multiplying the Severance Bonus Amount by a fraction, the numerator of which is the number of days in the current calendar year through the Termination Date and the denominator of which is 365, payable at the time that bonuses are paid to similarly situated employees; and

(3)	accrued benefits pursuant to the Company’s benefit plans and programs.

Subject to Section 8.10, the Company will pay the amounts in (1) above in a lump sum within 10 business days after the Termination Date (unless an earlier date is required by law), and the amount in (2) above when annual bonuses are paid to similarly situated employees.

5.5 No Mitigation. The obligations of the Company to Executive that arise upon the termination of his employment pursuant to this Section 5 will not be subject to mitigation or offset.

5.6 Removal from any Boards and Positions. If Executive’s employment terminates for any reason under this Agreement, he will be deemed to resign as applicable (1) as a member of the Board or the board of directors of the any of the Company’s subsidiaries or affiliates to which Executive has been or may be elected or nominated, (2) as a member of any other board to which he has been or may be elected or nominated by or on behalf of the Company, and (3) as an officer of, as a member of any committee or team of, and from any other position with, the Company or any of its subsidiaries or affiliates.

6. Nondisparagement. Except as required by law or order of a court or governmental agency having jurisdiction or to report, in good faith, an impropriety or financial wrongdoing affecting the business of the Company, Executive will not at any time publish or communicate to any person or entity any remarks, comments or statements concerning the Company, Cerberus Capital Management, L.P., their parents, subsidiaries and affiliates, and their respective present and former members, partners, directors, officers, shareholders, employees, agents, attorneys, successors and assigns, that disparage or impugn the character, honesty, integrity, morality or business acumen or abilities in connection with any aspect of the operation of the business of the individual or entity being disparaged.

7. Restrictions and Obligations of Executive.

7.1 Confidential Information and Company Property.

(a) During the course of Executive’s employment under this Agreement, Executive will have access to, certain trade secrets and confidential information relating to the Company and its subsidiaries and its affiliates engaged in the Business, as defined in Section 7.3 (“Protected Parties”), that is not readily available from sources outside the Protected Parties, including their customer, supplier and vendor lists, contract terms, databases, competitive strategies, computer programs, frameworks, or models, their marketing programs, their sales, financial, marketing, training and technical information, their product development (and proprietary product data), business plans and strategies (including acquisition and divestiture plans), environmental and other regulatory matters and any other information, whether communicated orally, electronically, in writing or in other tangible forms, concerning how the Protected Parties create, develop, acquire or maintain their products and marketing plans, target their potential customers and operate their businesses (collectively, “Confidential Information”). Executive acknowledges that Confidential Information constitutes valuable, highly confidential, special and unique property of the Protected Parties. The Protected Parties invested, and continue to invest, considerable amounts of time and money in developing and maintaining their Confidential Information, and any misappropriation or unauthorized disclosure of Confidential Information in any form would irreparably harm the Protected Parties. Executive will hold in a fiduciary capacity for the benefit of the Protected Parties all Confidential Information that is obtained by Executive during Executive’s employment by the Company or its subsidiaries and affiliates and that does not become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). Except as required by law or an order of a court or governmental agency having jurisdiction, Executive will not during or after the Term disclose any Confidential Information, directly or indirectly, to any person or entity for any reason or purpose whatsoever, nor will Executive use it in any way, except in the course of Executive’s employment with and for the benefit of the Protected Parties or to enforce any rights or defend any claims under this Agreement or under any other agreement to which Executive is a party, provided that the disclosure is relevant to the enforcement of those rights or defense of those claims and is only disclosed in the related formal proceedings. Executive will take all reasonable steps to safeguard the Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. Executive understands and agrees that Executive will acquire no rights to any Confidential Information.

(b) All files, records, documents, drawings, specifications, data, computer programs, evaluation mechanisms and analytics and similar items containing Confidential Information or related to the Business, as well as all customer lists, specific customer information, compilations of product research and marketing techniques of the Protected Parties, whether prepared by Executive or otherwise coming into Executive’s possession (“Company Property”), will remain the exclusive property of the Protected Parties, and Executive may not remove, or cause to be removed, any Company Property from the premises of the Protected Parties except in furtherance of Executive’s duties under this Agreement.

(c) While employed by the Company, Executive will promptly disclose to it and assign to it Executive’s interest in any invention, improvement or discovery made or conceived by Executive, either alone or jointly with others, that arises out of Executive’s employment or his relationship with the Protected Parties. At the Company’s request and expense, Executive will assist the Protected Parties during and after the Term in connection with any controversy or legal proceeding relating to the invention, improvement or discovery and in obtaining related domestic and foreign patent or other protection.

(d) As requested by the Company and at the Company’s expense, from time to time and upon the termination of Executive’s employment for any reason, Executive will promptly deliver to the Protected Parties, as applicable, all copies and embodiments, in whatever form, of all Confidential Information and Company Property and all copies of Confidential Information and Company Property in Executive’s possession or within his control (including memoranda, records, notes, plans, photographs, manuals, notebooks, documentation, program listings, flow charts, magnetic media, disks, diskettes, tapes and all other materials containing any Confidential Information) irrespective of the location or form of that material. If requested by the Company, Executive will provide the Company with written confirmation that all required materials have been delivered to the Protected Parties as provided in this Section 7.1(d).

7.2 Non-Solicitation or Hire. During the Term and for a period of two years following the Termination Date (regardless of the reason for termination), Executive may not directly or indirectly solicit or attempt to solicit or induce, directly or indirectly, (1) any party who is a customer of the Protected Parties or who was a customer of the Protected Parties at any time within the previous 12 months, for the purpose of marketing, selling or providing to that party any services or products offered by or available from the Protected Parties and relating to the Business, or (2) any employee of the Protected Parties or any person who was an employee of the Protected Parties at any time within the 12-month period immediately prior to the Termination Date to terminate that employee’s employment relationship with the Protected Parties in order, in either case, to enter into a similar relationship with Executive or any entity by which Executive is employed or serves as an officer or director or with other person or entity in competition with the Business.

7.3 Non-Competition. During the Term and for a period of two years following the Termination Date (regardless of the reason for termination), Executive may not, whether individually, as a director, manager, member, stockholder, partner, owner, employee, consultant or agent of any business, or in any other capacity, other than on behalf of the Protected Parties, organize, establish, own, operate, manage, control, engage in, participate in, invest in, permit his name to be used by, act as a consultant or advisor to, render services for (alone or in association with any person or entity), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise that engages or proposes to engage anywhere in the world in the business of manufacturing coated, supercalendered or newsprint paper suitable for printing or publication uses, regardless of fiber source (the “Business”). Notwithstanding the foregoing, nothing in this Agreement will prevent Executive from owning for passive investment purposes not intended to circumvent this Agreement, less than 5% of the publicly-traded common equity securities of any company engaged in the Business, so long as Executive has no power to manage, operate, advise, consult with or control the competing enterprise and no power, alone or in conjunction with other affiliated parties, to select a director, manager, general partner, or similar governing official of the competing enterprise other than in connection with the normal and customary voting powers afforded Executive in connection with any permissible equity ownership.

7.4 Remedies and Specific Performance. Executive acknowledges that a breach or threatened breach of any of the restrictions in this Section 7 will result in irreparable and continuing damage to the Protected Parties for which there may be no adequate remedy at law and agrees that the Protected Parties will be entitled to equitable relief, including specific performance and injunctive relief as remedies for the breach or threatened or attempted breach. Executive hereby consents to the grant of an injunction (temporary or otherwise) against Executive or the entry of any other court order against Executive prohibiting and enjoining him from violating, or directing him to comply with this Section 7. These remedies will be in addition to all other remedies, including damages, available to the Protected Parties for a breach or threatened or attempted breach of this Agreement. In addition, without limiting the Protected Parties’ remedies for any breach of any restriction on Executive in this Section 7, except as required by law, Executive will not be entitled to any payments set forth in Section 5.3 if Executive breaches the covenants applicable to Executive contained in this Section 7.

7.5 Enforcement. If any court determines that all or part of a covenant in this Section 7 is invalid or unenforceable because of the geographic or temporal scope of that covenant, the parties desire that the court reduce the scope to the minimum extent necessary to make the covenant valid and enforceable. If any court determines that all or part of a covenant in this Section 7 is invalid or unenforceable, the remainder of this Section 7 will not be affected and will be given full effect, without regard to the invalid portion.

8. Other Provisions.

8.1 Notices. Any notice or other communication required or that may be given under this Agreement must be in writing and may be delivered personally or by courier, telegraphed, sent by facsimile transmission, or sent by certified, registered or express mail, postage prepaid, and will be deemed given when actually received at the following addresses or at any other address that either party may notify the other:

If to the Company:	If to Executive:

NewPage Corporation 8540 Gander Creek Drive Miamisburg, OH 45342 Attention: Chief Executive Officer	Executive’s home address reflected in the Company’s records.

With a copy to: Douglas K. Cooper NewPage Corporation 8540 Gander Creek Drive Miamisburg, OH 45342 Telephone: (937) 242-9339 Fax: (937) 242-9459

8.2 Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements, written or oral, with respect to the subject matter of this Agreement.

8.3 Representations and Warranties by Executive. Executive represents and warrants that he is not a party to or subject to any restrictive covenants, legal restrictions or other agreements in favor of any entity or person that would in any way preclude, inhibit, impair or limit Executive’s ability to perform his obligations under this Agreement, including non-competition, non-solicitation, or confidentiality agreements.

8.4 Waiver and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by writing signed by both parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of either party in exercising any right, power or privilege under this Agreement will operate as a waiver of that right, power or privilege, nor will any waiver of a right, power or privilege on a particular occasion preclude exercise of that right, power or privilege on a different occasion or the exercise of any other right, power or privilege under this Agreement. This Agreement may be modified to the minimum extent necessary, as agreed upon by the Company and Executive, to comply with the requirements of Section 409A of the Code.

8.5 Governing Law and Venue. This Agreement will be governed and construed in accordance with Ohio law applicable to agreements made and to be performed entirely within Ohio, without regard to conflicts of laws principles. The parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in Dayton, Ohio, for the purposes of any suit, action or other proceeding brought by any party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any suit, action, or proceeding, any claim that he or it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by the above-named courts. In addition, the parties irrevocably agree to the waiver of a jury trial.

8.6 Assignment. This Agreement, and the rights and obligations under this Agreement, may not be assigned by either party without written consent signed by the other party, except that the Company may assign its rights and/or obligations in this Agreement to the successor of the business of the Company.

8.7 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument.

8.8 Interpretation. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of terms contained in this Agreement. As used in this Agreement, “including” means “including without limitation.”

8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect. Executive acknowledges that the restrictive covenants contained in Section 7 are a condition of this Agreement and are reasonable and valid in temporal scope and in all other respects.

8.10 Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due under this Agreement, the amount of withholding taxes due any federal, state or local authority in respect of that benefit or payment and to take any other action as may be necessary in the opinion of the Company or other payor to satisfy all obligations for the payment of withholding taxes. To the extent that any of the benefits or payments provided to Executive pursuant to this Agreement result in taxable income to Executive, Executive understands and acknowledges that he is solely responsible for the payment of any resulting taxes.

8.11 Section 409A of the Code. This Agreement and all compensation derived from this Agreement are intended to either be exempt from, or comply with, the requirements of Section 409A of the Code. Accordingly, notwithstanding any other provision of this Agreement, the provisions of this Agreement will be interpreted consistent with the preceding sentence. By way of illustration, to the extent required to comply with the requirements of Section 409A of the Code, the words “termination of employment” or words or phrases to similar effect in this Agreement will mean Executive’s “separation from service” within the meaning of Section 409A of the Code. Notwithstanding any provision of this Agreement to the contrary, any payments provided under Sections 5.3(a)(2) and 5.3(a)(3) upon the separation from service of a “specified employee” (within the meaning of Section 409A of the Code and the Company’s policy, if any, for identifying specified employees), will be paid no earlier than the first business day of the seventh month after the specified employee’s separation from service, together with interest from the date of separation from service to the date of payment at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the date of separation from service. Further, to the extent that any in-kind benefit or reimbursement provided under this Agreement constitutes nonqualified deferred compensation, (i) the amount of any such in-kind benefit or reimbursement to which Executive may be entitled during a calendar year will not affect the amount to be provided in any other calendar year, (ii) any such benefit or reimbursement will not be subject to liquidation or exchange for another benefit, and (iii) any such reimbursement will be paid no later than the last day of the calendar year following the taxable year in which the reimbursable expense, if any, was incurred.

The Company and Executive, intending to be legally bound, have executed this Agreement as of the date shown above.

EXECUTIVE	NEWPAGE CORPORATION

/s/ Barry R. Nelson	By:	/s/ Douglas K. Cooper
Barry R. Nelson	Name:	Douglas K. Cooper
	Title:	Vice President, General Counsel and Secretary

11